UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

TD AMERITRADE Holding Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
872364Y108
(CUSIP Number)

J. Joe Ricketts Marlene M. Ricketts TD AMERITRADE Holding Corporation 4211 South 102nd Street Omaha, Nebraska 68127	Ricketts Grandchildren’s Trust c/o Bessemer Trust Company, N.A. 630 Fifth Avenue New York, New York 10111
with a copy to:
Brian T. May
Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606
(312) 782-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 8, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	872364Y108	Page	2	of	10

1	NAMES OF REPORTING PERSONS: J. Joe Ricketts

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		60,432,443

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		60,432,443

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

60,432,443

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[1]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement (as defined herein), the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities (as defined herein). Based on information provided by the TD Entities, as of May 25, 2006, the TD Entities beneficially owned, in the aggregate, 240,751,078 shares of Common Stock representing approximately 39.4% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement (as defined herein), the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) with respect to TD AMERITRADE.

CUSIP No.	872364Y108	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Marlene M. Ricketts

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		31,445,755

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		31,445,755

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

31,445,755

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[2]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[2]	Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information provided by the TD Entities, as of May 25, 2006, the TD Entities beneficially owned, in the aggregate, 240,751,078 shares of Common Stock representing approximately 39.4% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.

CUSIP No.	872364Y108	Page	4	of	10

1	NAMES OF REPORTING PERSONS: J. Joe Ricketts 1996 Dynasty Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		8,186,688

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,186,688

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,186,688

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[3]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - Trust

[3]	Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information provided by the TD Entities, as of May 25, 2006, the TD Entities beneficially owned, in the aggregate, 240,751,078 shares of Common Stock, representing approximately 39.4% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.

CUSIP No.	872364Y108	Page	5	of	10

1	NAMES OF REPORTING PERSONS: Marlene M. Ricketts 1994 Dynasty Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		8,186,112

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,186,112

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,186,112

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[4]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - Trust

[4]	Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information provided by the TD Entities, as of May 25, 2006, the TD Entities beneficially owned, in the aggregate, 240,751,078 shares of Common Stock, representing approximately 39.4% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.

CUSIP No.	872364Y108	Page	6	of	10

1	NAMES OF REPORTING PERSONS: Ricketts Grandchildren’s Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		19,008,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		19,008,000

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,008,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[5]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - Trust

[5]	Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information provided by the TD Entities, as of May 25, 2006, the TD Entities beneficially owned, in the aggregate, 240,751,078 shares of Common Stock, representing approximately 39.4% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.

     This Amendment No. 2 hereby amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 25, 2006 (the “Original Statement”) as amended by the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 10, 2006 (as it may be amended from time to time hereafter, the “Statement”) by J. Joe Ricketts, Marlene M. Ricketts, the J. Joe Ricketts 1996 Dynasty Trust, the Marlene M. Ricketts 1994 Dynasty Trust and the Ricketts Grandchildren’s Trust with respect to the Common Stock, $0.01 par value (the “Common Stock”), of TD AMERITRADE Holding Corporation, a Delaware corporation (“TD AMERITRADE” or the “Issuer”). Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the respective meanings herein as are given to such terms in the Statement.
Item 3. Source and Amount of Funds or Other Consideration
     The total consideration paid by J. Joe Ricketts in connection with the purchase of the 14,088,342 shares of Issuer Common Stock acquired by Mr. Ricketts from July 20, 2006 through August 8, 2006 was approximately $236.5 million, which was obtained by Mr. Ricketts from margin loans made available to Mr. Ricketts by Lehman Brothers Inc.

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Item 4. Purpose of Transaction
     Item 4 of the Statement is hereby amended and supplemented as follows:
     J. Joe Ricketts acquired an additional 14,088,342 shares of Common Stock between July 20, 2006 and August 8, 2006 in order to increase the Common Stock held by the Reporting Persons (including all in-the-money options held by the Reporting Persons) to approximately 20.8% of the Common Stock outstanding as of July 28, 2006, as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006. Pursuant to the terms of the Stockholders Agreement, TD AMERITRADE is required to effect certain repurchases of shares of Common Stock, which the Reporting Persons anticipate will result in their percentage ownership (including all in-the-money options held by the Reporting Persons) increasing to approximately 21.0% of the outstanding Common Stock. Pursuant to the terms of the Stockholders Agreement, if the Reporting Persons do not own at least 20.83% of the outstanding voting securities of TD AMERITRADE (including in-the-money options held by the Reporting Persons) as of January 24, 2007, one of the directors designated by the Reporting Persons will be required to resign from the board of directors of TD AMERITRADE.
     As previously disclosed in the Statement, each Reporting Person intends to continue to review from time to time its investment in TD AMERITRADE and, based upon such review, as well as general economic, market and industry conditions and prospects existing at the time, a Reporting Person may consider from time to time alternative courses of action as permitted by the Stockholders Agreement, which may include the acquisition of additional shares of Common Stock or other securities of TD AMERITRADE or the sale of all or a portion of their securities of TD AMERITRADE.
Item 5. Interest in Securities of the Issuer
     Parts (a), (b) and (c) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:
     (a) and (b) The following table sets forth the aggregate number and percentage of shares of Common Stock beneficially owned (identifying those shares which there is a right to acquire) by each of the Reporting Persons individually and by all of the Reporting Persons together. Based on information provided to the Reporting Persons by the Issuer, there were 610,735,013 shares of Common Stock outstanding as of the close of business on July 28, 2006. Each Reporting Person has the sole power to vote and dispose of the shares of Common Stock shown below as being held by such Reporting Person.

Name	Number of Shares	Percent
J. Joe Ricketts(1)	60,432,443	9.8%
Marlene M. Ricketts(2)	31,445,755	5.1%
J. Joe Ricketts 1996 Dynasty Trust(3)	8,186,688	1.3%
Marlene M. Ricketts 1994 Dynasty Trust(4)	8,186,112	1.3%
Ricketts Grandchildren’s Trust(5)	19,008,000	3.1%
Total:	127,258,998	20.7%

(1)	Shares of Common Stock owned by Mr. Ricketts consist of 57,007,669 shares held by Mr. Ricketts individually; 332,352 shares held in the J. Ricketts IRA; 7,720 shares held in Mr. Ricketts’ 401(k) account; and 3,084,702 shares issuable upon the exercise of options exercisable within 60 days. The shares do not include shares held by Marlene M. Ricketts, his spouse.

(2)	Shares of Common Stock owned by Mrs. Ricketts consist of 31,113,403 shares held by Mrs. Ricketts individually, and 332,352 shares held in the M. Ricketts IRA. The shares do not include shares held by J. Joe Ricketts, her spouse.

(3)	The trustees of the J. Joe Ricketts 1996 Dynasty Trust are the children of J. Joe Ricketts and Marlene M. Ricketts.

(4)	The trustees of the Marlene M. Ricketts 1994 Dynasty Trust are the children of J. Joe Ricketts and Marlene M. Ricketts.

(5)	The trustee of the Ricketts Grandchildren’s Trust is Bessemer Trust Company, N.A., 630 Fifth Avenue, New York, New York 10111.
     Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information

8 of 10

provided by the TD Entities, as of May 25, 2006, the TD Entities beneficially owned, in the aggregate, 240,751,078 shares of Common Stock, representing approximately 39.4% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.
     All information contained in the Statement relating to the TD Entities is based on information provided by the TD Entities in their most recent amendment to their report on Schedule 13D. While the Reporting Persons have no reason to believe that such information is inaccurate or incomplete, the Reporting Persons do not assume any responsibility for the accuracy or completeness of such information.
     (c) Except for the purchases by J. Joe Ricketts as described below, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the individuals named in Schedule B of this Statement, has engaged in any transaction during the past 60 days in any shares of Common Stock.
     J. Joe Ricketts has acquired, pursuant to open market purchases, the following shares of Common Stock:

Date of	Number of	Average Price
Purchase	Shares Purchased	Per Share ($)

July 20, 2006	2,856,664	15.6643
July 21, 2006	4,431,678	15.5852
August 7, 2006	2,400,000	17.4936
August 8, 2006	4,400,000	18.1181

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: August 15, 2006

/s/ J. Joe Ricketts
J. Joe Ricketts, individually

/s/ Marlene M. Ricketts
Marlene M. Ricketts, individually

J. JOE RICKETTS 1996 DYNASTY TRUST

By:	/s/ Laura M. Ricketts
Laura M. Ricketts, trustee

MARLENE M. RICKETTS 1994 DYNASTY TRUST

By:	/s/ Laura M. Ricketts
Laura M. Ricketts, trustee

RICKETTS GRANDCHILDREN’S TRUST

By:	/s/ Donna H. Romer
Bessemer Trust Company, N.A., trustee
	Name:	Donna H. Romer
	Title:	Managing Director

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